UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item

1.	Notice of Ordinary and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting to be held on June 13, 2012

“NORTEL INVERSORA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY

GENERAL AND SPECIAL CLASS “A” PREFERRED

STOCKHOLDERS’ MEETING

Call to Ordinary and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting, to be held, on first call, on June 13th, 2012, at 11:00 am, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of two stockholders to approve and sign the Minutes.

2)	Consideration of the payment in cash of a preferred basic dividend to the Class A Preferred Shares, subject to the application –on its assessment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available. Reduction of the Voluntary Reserve for the Future Distribution of Dividends, to that effect.

3)	Consideration of a reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance) of Class “A” Preferred Shares, at the applicable redemption value, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available.

4)	Ratification by the holders of Class “A” Preferred Shares, at a special shareholders’ meeting of holders of Class “A” Preferred Shares, of the resolutions approved in connection with Items Second and Third of the Agenda.

5)	Consideration of a possible payment in cash of a dividend to the Class B Preferred Shares and the shares of common stock. In such case, reduction of the Voluntary Reserve for the Future Distribution of Dividends, to that effect.

6)	Ratification of the appointment of a director by the Supervisory Committee pursuant to Section 258, 2nd paragraph of Law 19,550.

THE BOARD

NOTE I: To attend the shareholders’ meeting, Ordinary Stockholders and Class A Preferred Stockholders shall notify us of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. Deadline is June 7th, 2012, at 5.00 p.m. Items One, Two, Three, Five and Six must be considered at the Ordinary and Extraordinary General Meeting and Item Four must be considered at the Special “Class A” Stockholders Meeting. The shareholders’ meeting shall be held in an address other than the legal domicile of the Company.

NOTE II: Pursuant to General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE III: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE IV: Printed copies of the relevant information, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 9, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager